Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

                  Thursday, March 23, 2006

Item 3

News Release

A press release providing notice of the material change was issued on Thursday, March 23, 2006 via Canada NewsWire and PR Newswire.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. announced that it has closed the previously announced acquisition of American Medical Instruments Holdings, Inc. (AMI), a leading independent manufacturer of specialty single-use medical devices, for approximately US $785 (CDN $900) Million in cash, subject to post closing adjustments.

Angiotech Pharmaceuticals concurrently closed the sale of US$250 Million in aggregate principal amount of its 7.75% Senior Subordinated Notes due 2014 in a private placement transaction and entered into a US $425 Million Senior Secured Credit Facility consisting of a US $350 Million term facility and a US $75 Million revolving credit facility.  At closing, no amounts of the US $75 Million revolving credit facility were drawn.  The net proceeds from the sale of the US $250 Million 7.75% Senior Subordinated Notes due 2014 and the US $350 Million term loan, as well as cash on hand, were used to finance the acquisition of AMI.

Copies of the following material contracts have been filed in connection with this material change:

Stock Purchase Amendment Agreement dated March 23, 2006

Indenture dated March 23, 2006

Registration Rights Agreement dated March 23, 2006

Credit Agreement dated March 23, 2006

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not filed on a confidential basis

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Contact:                 K. Thomas Bailey, Chief Financial Officer
Telephone:             (604) 221-7676

Dated at the City of Vancouver, in the Province of British Columbia, this 31st day of March, 2006.

Angiotech Pharmaceuticals, Inc.

K. THOMAS BAILEY, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday, March 23, 2006

ANGIOTECH PHARMACEUTICALS CLOSES ACQUISITION OF
AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.

Largest Medtech Acquisition in Canadian History

VANCOUVER, BC, March 23, 2006 – Angiotech Pharmaceuticals (NASDAQ: ANPI, TSX: ANP) today announced that it has closed the previously announced acquisition of American Medical Instruments Holdings, Inc. (AMI), a leading independent manufacturer of specialty, single-use medical devices, for approximately CDN $900 million in cash subject to post-closing adjustments. The transaction, which was announced on February 1, 2006, provides Angiotech with global manufacturing, marketing, and sales capabilities and enhances the Company’s ability to capitalize on its current product pipeline in a wide range of specialty therapeutic areas. The acquisition of AMI also significantly diversifies Angiotech's revenue base.

Thomas Bailey, Chief Financial Officer of Angiotech, said, “This has been an exciting and transformational event for Angiotech. The hard work and dedication of our transaction team and advisors has enabled us to close the AMI acquisition well ahead of our original schedule, and we look forward to working with our new colleagues.”

Dr. William L. Hunter, President and Chief Executive Officer of Angiotech, added, “We are excited to begin this new chapter in Angiotech’s history.  The acquisition of AMI provides us with people and resources to capture greater value from our drug and biomaterial technologies and our product pipeline, and will diversify our revenue base. With the strong contributions of our new partners at AMI, we believe we can establish a solid foundation for continued growth.”

Angiotech Pharmaceuticals concurrently closed the sale of US $250 million in aggregate principal amount of its 7.75% Senior Subordinated Notes due 2014 in a private placement, and entered into a US $425 million senior secured credit facility consisting of a US $350 million term facility and a US $75 million revolving credit facility.  At closing, no amounts of the US $75 million revolving credit facility were drawn.  The net proceeds from the sale of the US $250 million 7.75% Senior Subordinated Notes due 2014 and the US $350 million term loan, as well as cash on hand, were used to finance the acquisition.  Borrowings under the credit facility bear interest at a floating rate.  The initial interest rate on the term loan is approximately 6.5%. Pro forma for the acquisition and financing transactions as of December 31, 2005, Angiotech's pro forma balance sheet will remain strong with over US $150 million in cash, cash equivalents, and investments on hand remaining, and manageable levels of debt as compared to pro forma EBITDA and free cash flow.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company that discovers and develops innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury or trauma.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

About American Medical Instruments

American Medical Instruments Holdings, Inc. (AMI) is a leading independent manufacturer of a variety of single-use medical device products for specialty areas such as vascular surgery, interventional radiology, general surgery, wound closure, and minimally-invasive cosmetic surgery.  AMI was formed in 2003 following the purchase of a majority interest in several medical technology companies by RoundTable Healthcare Partners from The Marmon Group.

About the Senior Subordinated Notes

The notes are being offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and outside the United States to non-United States persons in compliance with Regulation S under the Securities Act. The notes have not been registered under the Securities Act and may not be offered or sold within the United States, or to, or for the account or benefit of, United States persons absent such registration, except pursuant to an exemption from, or in a transaction not subject to such registration requirement. The notes are also being offered and sold in certain provinces of Canada on a private placement basis only to those permitted to purchase notes in accordance with applicable securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Forward-Looking Statements and Historical Financial References

This press release contains forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

-

information concerning expected operational and financial benefits from the acquisition;

-

information concerning future operations and plans for Angiotech and the combined company;

-

information concerning possible or assumed future results of operations, trends in financial results and business plans;

-

statements about our product development activities and schedules;

-

statements about our potential or prospects for future product sales and royalties;

-

statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and other sources of funds to meet these requirements;

-

other statements about our plans, objectives, expectations and intentions; and

-

other statements that are not historical fact.

In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe” or “intend,” but the absence of those words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section titled “Risks Related to Our Business” in our Management’s Discussion & Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 and “Risk Factors” in our annual information form for the year ended December 31, 2004 filed with the Securities and Exchange Commission. Other factors besides those described in our MD&A and annual information form could also affect actual results. You should carefully consider the factors described in the sections referenced above when evaluating our forward-looking statements.

In addition, the forward-looking statements contained in this press release are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to, assumptions related to general economic and business conditions remaining stable, our ability to integrate AMI into our operations, our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated, our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI, our level of indebtedness and the interest rate applicable to our indebtedness and the level of cash flows we will utilize to service our indebtedness will remain stable, our future product sales or product development activities will be realized in the times and amounts contemplated, our ability to protect the intellectual property used by us, and our ability to respond to our competitors.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update any forward-looking statements to reflect circumstances or events after the date of this press release, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the applicable Canadian securities commissions or similar regulatory authorities or the Securities and Exchange Commission.

For Additional Information:

Analysts and Investors:

Tom Bailey, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext. 6983

Media:

Steve Frankel / Eric Brielmann

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday, March 23, 2006

ANGIOTECH PHARMACEUTICALS CLOSES ACQUISITION OF
AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.

VANCOUVER, BC, March 23, 2006 – Angiotech Pharmaceuticals (NASDAQ: ANPI, TSX: ANP) today announced that it has closed the previously announced acquisition of American Medical Instruments Holdings, Inc. (AMI), a leading independent manufacturer of specialty, single-use medical devices, for approximately US $785 million in cash subject to post-closing adjustments.  The transaction, which was announced on February 1, 2006, provides Angiotech with global manufacturing, marketing, and sales capabilities and enhances the Company’s ability to capitalize on its current product pipeline in a wide range of specialty therapeutic areas. The acquisition of AMI also significantly diversifies Angiotech's revenue base.

Thomas Bailey, Chief Financial Officer of Angiotech, said, “This has been an exciting and transformational event for Angiotech. The hard work and dedication of our transaction team and advisors has enabled us to close the AMI acquisition well ahead of our original schedule, and we look forward to working with our new colleagues.”

Dr. William L. Hunter, President and Chief Executive Officer of Angiotech, added, “We are excited to begin this new chapter in Angiotech’s history.  The acquisition of AMI provides us with people and resources to capture greater value from our drug and biomaterial technologies and our product pipeline, and will diversify our revenue base. With the strong contributions of our new partners at AMI, we believe we can establish a solid foundation for continued growth.”

Angiotech Pharmaceuticals concurrently closed the sale of $250 million in aggregate principal amount of its 7.75% Senior Subordinated Notes due 2014 in a private placement, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility and a $75 million revolving credit facility.  At closing, no amounts of the $75 million revolving credit facility were drawn.  The net proceeds from the sale of the $250 million 7.75% Senior Subordinated Notes due 2014 and the $350 million term loan, as well as cash on hand, were used to finance the acquisition.  Borrowings under the credit facility bear interest at a floating rate.  The initial interest rate on the term loan is approximately 6.5%. Pro forma for the acquisition and financing transactions as of December 31, 2005, Angiotech's pro forma balance sheet will remain strong with over $150 million in cash, cash equivalents, and investments on hand remaining, and manageable levels of debt as compared to pro forma EBITDA and free cash flow.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company that discovers and develops innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury or trauma.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

About American Medical Instruments

American Medical Instruments Holdings, Inc. (AMI) is a leading independent manufacturer of a variety of single-use medical device products for specialty areas such as vascular surgery, interventional radiology, general surgery, wound closure, and minimally-invasive cosmetic surgery.  AMI was formed in 2003 following the purchase of a majority interest in several medical technology companies by RoundTable Healthcare Partners from The Marmon Group.

About the Senior Subordinated Notes

The notes are being offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and outside the United States to non-United States persons in compliance with Regulation S under the Securities Act. The notes have not been registered under the Securities Act and may not be offered or sold within the United States, or to, or for the account or benefit of, United States persons absent such registration, except pursuant to an exemption from, or in a transaction not subject to such registration requirement. The notes are also being offered and sold in certain provinces of Canada on a private placement basis only to those permitted to purchase notes in accordance with applicable securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Forward-Looking Statements and Historical Financial References

This press release contains forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

-

information concerning expected operational and financial benefits from the acquisition;

-

information concerning future operations and plans for Angiotech and the combined company;

-

information concerning possible or assumed future results of operations, trends in financial results and business plans;

-

statements about our product development activities and schedules;

-

statements about our potential or prospects for future product sales and royalties;

-

statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and other sources of funds to meet these requirements;

-

other statements about our plans, objectives, expectations and intentions; and

-

other statements that are not historical fact.

In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe” or “intend,” but the absence of those words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section titled “Risks Related to Our Business” in our Management’s Discussion & Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 and “Risk Factors” in our annual information form for the year ended December 31, 2004 filed with the Securities and Exchange Commission. Other factors besides those described in our MD&A and annual information form could also affect actual results. You should carefully consider the factors described in the sections referenced above when evaluating our forward-looking statements.

In addition, the forward-looking statements contained in this press release are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to, assumptions related to general economic and business conditions remaining stable, our ability to integrate AMI into our operations, our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated, our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI, our level of indebtedness and the interest rate applicable to our indebtedness and the level of cash flows we will utilize to service our indebtedness will remain stable, our future product sales or product development activities will be realized in the times and amounts contemplated, our ability to protect the intellectual property used by us, and our ability to respond to our competitors.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update any forward-looking statements to reflect circumstances or events after the date of this press release, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the applicable Canadian securities commissions or similar regulatory authorities or the Securities and Exchange Commission.

For Additional Information:

Analysts and Investors:

Tom Bailey, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext. 6983

Media:

Steve Frankel / Eric Brielmann

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449